UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 7)*

KEURIG DR PEPPER INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

49271V100
(CUSIP Number)

Ellen M. Smith, Corporate Secretary

Mondelẽz International, Inc.

905 W. Fulton Market

Suite 200

Chicago, IL 60607

Tel. No.: 1 (847) 943-4000

and

Sarah Jones

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Tel. No.: 1 (212) 878-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49271V100

1	NAME OF REPORTING PERSON Mondelẽz International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,543,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,543,005
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,543,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.24%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Mondelẽz International Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,543,005
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,543,005
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,543,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.24%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the statement on Schedule 13D originally filed on July 19, 2018 (the "Original Schedule 13D") by Mondelẽz International, Inc. ("Mondelẽz International") and Mondelẽz International Holdings LLC ("MIH," and together with Mondelẽz International, the "Reporting Person"), as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 to the Original Schedule 13D filed on March 10, 2020, August 3, 2020, September 10, 2020, November 19, 2020, June 10, 2021 and September 3, 2021, respectively (the "Prior Amendments"), relating to common stock, $0.01 par value per share (the "Shares") of Keurig Dr Pepper, Inc. (the "Issuer"). Except as otherwise specified in this Amendment No. 7, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged and each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

The filing of this Amendment No.7 constitutes an exit filing for the Reporting Person.

Item 4.	Purpose of Transaction.

The information set forth in Items 5 and 6 of this Amendment No. 7 is incorporated by reference in its entirety into this Item 4. On February 27, 2023, MIH agreed to sell 30,000,000 Shares to a financial services firm, acting as principal, at a price of $34.42 per Share, pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Share Sale"). The purpose of the Share Sale is to generate proceeds to be used for the Reporting Person's general corporate purposes, including the retirement of debt used to fund recent acquisitions.

Other than as described above, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D; however, the Reporting Person may, at any time and from time to time, review or reconsider its position and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) MIH owns 45,543,005 Shares, after giving effect to the Share Sale, constituting approximately 3.24% of the outstanding Shares. Mondelẽz International may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Shares owned by MIH. The information provided in response to Items 7-10 of the cover pages of this Amendment No. 7 is incorporated by reference into this Item 5(b).

The filing of this Amendment No. 7 constitutes an exit filing for the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 27, 2023, MIH agreed to sell 30,000,000 shares in the Share Sale.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement between MIH and Mondelẽz International, filed as Schedule A to the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2023

Mondelẽz  International, Inc.

By:	/s/ Ellen M. Smith

Name:	Ellen M. Smith
Title:	Senior Vice President and Corporate Secretary

Mondelẽz  International Holdings LLC

By:	/s/ Ellen M. Smith

Name:	Ellen M. Smith
Title:	Senior Vice President and Corporate Secretary

Schedule B

Mondelẽz International, Inc.

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Lewis W.K. Booth	Director		USA/UK
Charles E. Bunch	Director		USA
Ertharin Cousin	Director	Founder, President & CEO of Food Systems for the Future
Lois D. Juliber	Director		USA
Jorge S. Mesquita	Director		USA/Portugal
Jane Hamilton Nielsen	Director	Chief Operating Officer and Chief Financial Officer, Ralph Lauren Corporation	USA
Christiana S. Shi	Director		USA
Patrick T. Siewert	Director	Managing Director of The Carlyle Group	Hong Kong
Anindita Mukherjee	Director	Chairwoman and CEO of Pernod Ricard N.A.
Michael A. Todman	Director		USA
Dirk Van de Put	Director, Chairman and Chief Executive Officer		USA/Belgium
Luca Zaramella	Executive Vice President and Chief Financial Officer		Italy
Paulette R. Alviti	Executive Vice President and Chief People Officer		USA
Maurizio Brusadelli	Executive Vice President, President AMEA		Italy
Vinzenz P. Gruber	Executive Vice President and President, Europe		Italy

Mariano Lozano	Executive Vice President and President, Latin America		Argentine
Daniel E. Ramos	Executive Vice President and Chief Research and Development Officer		USA
Laura Stein	Executive Vice President, Corporate & Legal Affairs and General Counsel,		USA
Gustavo C. Valle	Executive Vice President and President, North America		Argentina

Mondelẽz International Holdings LLC

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Jonas Bruzas	Manager and President	Vice President, Global IP, Marketing, Licensing & Operations	USA/Republic of Lithuania
Pamela Kopelman	Manager and Vice President	Vice President, Corporate Tax	USA
Ellen M. Smith	Manager and Senior Vice President and Corporate Secretary	Senior Vice President and Chief Counsel, Chief Compliance Officer and Corporate Secretary	USA